Exhibit 1.01

Superior Energy Services, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2019

This is the Conflict Minerals Report of Superior Energy Services, Inc. (including its subsidiaries, the “Company”) for calendar year 2019 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (as amended, the “1934 Act”). Please refer to Rule 13p-1, Form SD and SEC Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

In accordance with Rule 13p-1, the Company performed due diligence on the source and chain of custody of conflict minerals used in manufacturing its products in 2019. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”). For the two products identified through the Company’s due diligence as containing Conflict Minerals, the Company then performed a Reasonable Country of Origin Inquiry (“RCOI”) designed to determine whether such Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”).

Due Diligence Measures

As a provider of a wide variety of services and products to the energy industry relating to the exploration, development and production of oil and natural gas, the Company is several levels removed from the actual mining, smelting and refining of Conflict Minerals. Furthermore, the Company does not buy raw ore or unrefined Conflict Minerals, or make purchases from, the Covered Countries. The Company must therefore rely on its suppliers to provide information regarding the origin of any Conflict Minerals the Company supplies.

In conducting its due diligence, the Company applied guidance from the “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition” (OECD 2016) and the related supplements on tin, tantalum, tungsten and gold (collectively, the “OECD Framework”), an internationally recognized due diligence framework. The Company’s due diligence measures were designed to identify products which may contain Conflict Minerals, and to then engage its suppliers to determine the source of these Conflict Minerals. The Company has taken the following steps to achieve these objectives:

1.

The Company used a cross-functional team to gather and review information internally regarding: (i) which products manufactured or contracted to be manufactured by the Company in 2019 contained Conflict Minerals; and (ii) the Company’s and its suppliers’ involvement in the manufacturing process of these products.

2.

The Company then conducted a RCOI utilizing a reporting template to track its communications with all suppliers identified in step 1 above. The Company contacted each supplier and requested that they complete and return the industry standard Responsible Mineral Initiative’s (formerly the Conflict-Free Sourcing Initiative’s) Conflict Minerals Reporting Template (the “RMI Reports”) in order to gather information on whether the suppliers added or used Conflict Minerals during the production of their products, and where the Conflict Minerals were sourced from. Multiple efforts were made to follow up with those suppliers who failed to respond or provided incomplete responses.

Results of Due Diligence Measures

Based on the Company’s due diligence, there were two products contracted to be manufactured by the Company in 2019 which were identified as containing Conflict Minerals: (1) tungsten balls, which are used in its plunger lift equipment; and (2) carbide packers, slips and seats, which are used in some of its well completion tools.

A total of 81 suppliers were identified as in-scope for conflict mineral regulatory purposes and contacted as part of the RCOI process. Based on this inquiry process, the Company was not able to determine where any conflict minerals that it may have received from these suppliers may have originated.

The Company previously adopted its own Conflict Minerals Policy (the “Policy”) to support the ethical sourcing of all materials used in its supply chain. The Policy is publicly available online at https://superiorenergy.com/about/corporate-governance/conflict-minerals/. The Policy reflects the Company’s expectation that its suppliers perform their own due diligence and provide an appropriate level of information regarding where its materials originate from. The Company continued to promote the Policy to its suppliers in 2019.

The activities described above mitigated the risk that the Company’s Conflict Minerals benefited armed groups that are perpetrators of human rights abuses in the Covered Countries. In the next compliance period, the Company intends to continue to comply with Rule 13p-1 on an annual basis and expand or narrow the scope of future due diligence measures in light of any changes to the interpretations of Rule 13p-1.

The Company expects to continue to engage with its suppliers to obtain current, accurate and complete information about their supply chain and to communicate the Company’s expectations under its Policy in order to increase the responsiveness of suppliers.